As filed with the Securities and Exchange Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

For the transition period from                                   to

Commission file number: 1-9044

                A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

                B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100

INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

DUKE 401(k) PLAN

Independent Auditors’ Report

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Indianapolis, Indiana
May 24, 2002

DUKE 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets held by Trustee:
Investments, at fair value:
Money market funds	$1,959,802	1,421,439
Collective trust	3,396,903	3,066,531
Mutual funds	13,231,050	14,451,627
Common stock	15,514,492	13,282,431
Loans to participants	694,186	849,575

Contributions receivable:
Participant	182,307	181,214
Employer	82,701	82,667
Net assets available for plan benefits	$35,061,441	33,335,484

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets:
Contributions:
Participants’ salary deferral	$3,848,580	3,915,493
Employer matching of salary deferral	1,468,548	1,518,334
Employer discretionary contribution	1,030,476	1,189,835
Participants’ rollover	465,739	1,159,960
	6,813,343	7,783,622

Investment income:
Net depreciation in fair value of investments	(3,410,550)	(1,629,509)
Interest and dividends	1,418,964	1,839,346
	(1,991,586)	209,837
Total additions	4,821,757	7,993,459

Deductions from net assets:
Benefits paid to participants	3,094,250	4,048,401
Administrative fees	1,550	10,376
Total deductions	3,095,800	4,058,777
Net increase	1,725,957	3,934,682

Transfer from merged plan	—	6,559,860

Net assets available for plan benefits:
Beginning of year	33,335,484	22,840,942
End of year	$35,061,441	33,335,484

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)                     Description of Plan

The following description of the Duke 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all full-time employees who are age 21 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 15% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers eleven mutual funds, a collective trust, Duke common stock, a money market fund, and a self-directed fund, which allows participants to direct their contributions into an investment of their choice. The Employer matches participant contributions annually up to 3% of total compensation. The Employer matching contribution is limited to a participant’s first $170,000 of compensation, and the contribution is invested in the common stock of the Employer. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer.

(c)                       Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                      Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service.

(e)                       Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump-sum payment within 90 days.

(f)                         Forfeitures

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2001 and 2000, Employer contributions were reduced by $290,000 and $200,000, respectively, from forfeited non-vested accounts. As of December 31, 2001, there is $19,656 of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(g)               Merger

In February 2000, the Weeks Corporation 401(k) Plan, which was sponsored by Weeks Realty Corporation, a corporation that merged with Duke Realty Investments in 1999, was merged into the Duke 401(k) Plan. Total assets transferred from this plan totaled $6,559,860.

(2.)                  Summary of Significant Accounting Policies

(a)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)                       Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The money market funds and collective trust investments are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, which approximates fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

(d)                      Administrative Expenses

Trustee fees and other expenses, except participant loan fees, are paid directly by the Employer.

(e)                       Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 20, 2001, relating to the amendments adopted by the Plan effective prior to the date thereof. The plan was further amended on February 21, 2002, however, the Employer believes the plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from income taxes.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                     Investments

The following table represents the fair value of individual investments, which exceed five percent of the Plan’s net assets available for plan benefits as of December 31:

	2001	2000
George Putnam Fund of Boston	$3,555,874	3,556,936
Putnam Growth Opportunities Fund	N/A	2,311,248
Putnam Voyager II Fund	N/A	2,090,507
Putnam S & P 500	3,396,903	3,066,531
Putnam International Growth Fund	2,014,591	2,230,639
Duke Realty Corporation Common
Stock – Participant Directed	2,197,526	2,122,733
Duke Realty Corporation Common
Stock – Non-Participant Directed	12,517,001	10,408,644
Putnam Money Market Fund	1,774,629	1,311,599

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Collective trusts	$(372,393)	(252,622)
Common stock	(195,123)	2,503,978
Mutual funds	(2,843,034)	(3,880,865)
	$(3,410,550)	(1,629,509)

(5)                     Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2001	2000
Net assets:
Common stock	$12,517,001	10,408,644
Contributions receivable	82,701	82,667
	$12,599,702	10,491,311

	Years ended December 31,
	2001	2000
Changes in net assets:
Contributions	$2,509,789	2,759,921
Dividends	883,936	644,597
Net appreciation (depreciation)	(65,857)	2,069,561
Loan repayments	5,084	9,045
Benefits paid to participants	(1,192,210)	(849,865)
Administrative fees	(1,049)	(726)
Transfers (to) from participant-directed investments	(31,302)	371,493
	$2,108,391	5,004,026

(6)                     Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s contributed account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(7)                     Benefits Payable

At December 31, 2001 and 2000, benefits payable to participants amounted to $114,579 and $190,933, respectively.

(8)                     Party-In-Interest Transactions

The following investment funds are sponsored by Putnam Investments, the Trustee:  George Putnam Fund of Boston, Growth and Income, Growth Opportunities, Global Equity, Research, OTC and Emerging Growth, Voyager II, Asset Allocation — Growth Portfolio, Balanced Portfolio, and Conservative Portfolio, S&P 500, International Growth, and U.S. Government Income Trust. In addition, investments are made in the common stock of the Employer. Therefore, these transactions are considered to be party-in-interest transactions.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Party-in- interest	Identity	Description of investment	Cost	Current value
	Common Stock:
*	Duke Realty Corporation	Common stock — Participant Directed		$2,197,526
*	Duke Realty Corporation	Common stock — Nonparticipant Directed	$10,874,699	12,517,001
				$14,714,527

	Mutual funds:
	Loomis Sayles	Loomis Sayles Small Cap Value Fund		$29,116
*	Putnam	George Putnam Fund of Boston		3,555,874
*	Putnam	Putnam Fund for Growth and Income		1,525,581
*	Putnam	Putnam Growth Opportunities Fund		1,685,297
*	Putnam	Putnam OTC and Emerging Growth Fund		851,809
*	Putnam	Putnam Voyager II Fund		1,660,899
*	Putnam	Putnam Asset Allocation - Growth Portfolio		251,264
*	Putnam	Putnam Asset Allocation - Balanced Portfolio		456,875
*	Putnam	Putnam Asset Allocation - Conservative Portfolio		200,351
*	Putnam	Putnam International Growth Fund		2,014,591
*	Putnam	U.S. Government Income Trust		928,173
				$13,159,830

	Collective trust:
*	Putnam	Putnam S & P 500		$3,396,903

	Money market funds:
*	Putnam	Putnam Money Market Fund		$1,774,629
	SDB	SDB Money Market		185,173
				$1,959,802

	Participant Directed Brokerage Account			$871,185

	Loans to Participants:
*	N/A	Participant loans at interest rates ranging from 6% to 10.5%		$694,186

Schedule 2

DUKE 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred	Cost of Asset	Current Value on Transaction Date	Net Gain/ Loss
* Duke Realty Corporation	Common Stock — series of transactions	$4,329,080	—	—	—	4,329,080	—	—
* Duke Realty Corporation	Common Stock — series of transactions	—	2,058,520	—	—	1,864,016	2,058,520	194,504

*  party-in-interest

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date:	June 28, 2002	/s/ Dennis D. Oklak
Dennis D. Oklak
Plan Administrator